UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell Board appoints new non-executive director

The Hague, 29 July 2010 – The Board of Royal Dutch Shell plc today announced the appointment of Guy Elliott, Chief Financial Officer of Rio Tinto since 2002, as non executive director and member of the Audit Committee of the Board, with effect from 1st September 2010.

Mr Elliott will together with other directors stand for election at the Annual
General Meeting in 2011.  Prior to becoming CFO of Rio Tinto, Guy occupied a number of positions in marketing, strategy and general management at Rio Tinto and served as president of Rio Tinto Brazil. He has been a non-executive director, chairman of the audit committee and senior independent director of
Cadbury plc prior to the acquisition by Kraft.

Contacts:

Shell Investor Relations:
Den Haag  Tjerk Huysinga +31 70 377 3996 / +44 207 934 3856
Houston Harold Hatchett +1 713 241 1019

Shell Media Relations:
International, US, UK Press  +44 20 7934 3600
The Netherlands and European Press +31 70 377 8750

END
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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 29 July 2010	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary